October 25, 2011

Mark A. Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MML Series Investment Fund

1933 Act File No. 2-39334

1940 Act File No. 811-02224

MML Series Investment Fund II

1933 Act File No. 333-122804

1940 Act File No. 811-21714

Comments received for PRE-14A filings made on October 11, 2011

Dear Mr. Cowan:

Below is a summary of the comments I received from you on October 20, 2011 regarding the above-mentioned Trusts, together with our responses. I appreciate the time you took to carefully review the documents and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 or at agoldberg@massmutual.com as soon as possible if you have any further questions or comments. Thank you.

Comment (1)	General

Please explain to the staff the reason for including two versions of the “Notice of Special Meeting of Shareholders” in both the MML Series Fund and MML Series Fund II proxy.

Response (1)	One version is the notice to the variable annuity contract owners and variable life insurance policy holders and the second version is the notice to fund shareholders.

Comment (2)	Proposal 1- Election of Trustees

a. Please clarify the number of Trustees authorized to serve on the Board of the MML Series Fund. It is unclear whether trustee positions are being added to the Board or whether there are current vacancies on the Board that are to be filled.

b. We are unable to locate the nominating committee disclosure required by Items 407(c)(2)(vi) and (vii) of Regulation S-K as required by Item 22(b)(15)(ii)(A) of Schedule 14A. Please advise or revise.

Response (2)(a)	We will clarify that each Board has authorized that the number of trustees be increased to ten.

Response (2)(b)	Disclosure addressing Item 407(c)(2)(vi) is included in the Nominating Committee Charter, which is attached as Exhibit 1, and under the headings “Nominee Qualifications” and “Board and Committee Meetings” in Proposal 1. We will, however, copy the relevant disclosure from the Charter and repeat it in the body of Proposal 1. We will also add disclosure to address Item 407(c)(2)(vii).

Comment (3)	Proposal 2 – Amended and Restated Agreement and Declaration of Trust

a. Please state the result that would occur if shareholders do not approve an amended and restated agreement and declaration of trust.

b. All proposed amendments that impact fundamental shareholder rights should be broken up into separate votes.

Response (3)(a)	We will add disclosure to the effect that, if shareholders do not approve the amended and restated agreements and declarations of trust, the current agreements and declarations of trust will remain in effect and the trustees will consider what action, if any, would be in the best interests of shareholders.

Response (3)(b)	The requirement to solicit a shareholder vote to amend and restate the agreement and declaration of trust arises under Massachusetts state law. The proposal to approve the amendment and restatement is a single proposal under state law and so should not be broken up into separate votes.

Comment (4)	Proposal 6

Please place the current investment restrictions (Exhibit 7) in the body of the proposal for comparison to what is being proposed. This comment is also applicable to Proposal 9.

Response (4)	We will make these changes.

Comment (5)

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response (5)	We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund

Vice President, Clerk, and Chief Legal Officer, MML Series Investment Fund II

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company